UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

The Carlyle Group Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
14316J108
(CUSIP Number)
Jeffrey W. Ferguson
General Counsel
The Carlyle Group Inc.
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 140,827,506
	8	Shared voting power 0
	9	Sole dispositive power 17,000
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 140,827,506
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.0%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 14316J108	13D	Page 2

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on January 10, 2020 and amended on February 25,
2020, May 11, 2020, July 6, 2020, November 17, 2020, January 8, 2021, March 19, 2021, July 13, 2021, July 29, 2021,
August 6, 2021, August 17, 2021, August 31, 2021, November 19, 2021, June 14, 2022, and October 6, 2023 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Carlyle
Group Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.
The Reporting Person may be deemed to be the beneficial owner of shares of Common Stock underlying Proxies that it holds.
As of March 1, 2024, the Reporting Person held Proxies with respect to 140,827,506 shares of Common Stock. This change in the number of shares of Common Stock underlying the Proxies represents a change in the Reporting Person’s beneficial ownership of 1% or more since the last amendment to the Schedule 13D filed by the Reporting Person and therefore, the
Reporting Person is filing this Amendment No. 15.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) – (b)
The following sets forth, as of March 1, 2024, the aggregate number of shares of Common Stock and percentage of shares of
Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of March 1, 2024, based on
360,946,245 shares of Common Stock outstanding as of March 1, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	140,827,506	39.0%	140,827,506	0	17,000	0
The Reporting Person directly holds 17,000 shares of Common Stock and may be deemed to have sole voting power over
140,827,506 shares of Common Stock (including the shares underlying the Proxies).

CUSIP No. 14316J108	13D	Page 3
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 5, 2024

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel